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Subject to Completion
Preliminary Prospectus Supplement dated May 19, 2003

The information in this prospectus suppplement is not complete and may be changed. We may not sell these securities until we deliver a final prospectus supplement. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT
(To prospectus dated March 25, 1998)

4,000,000 Shares

EQUITY RESIDENTIAL

Depositary Shares
Each Representing 1/10 of a    % Series N
Cumulative Redeemable Preferred Share
(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

        We are offering for sale 4,000,000 depositary shares each representing a 1/10 fractional interest in a Series N cumulative redeemable preferred share, liquidation preference $250.00 per share (equivalent to $25.00 per depositary share) that we have deposited with EquiServe Trust Company, N.A. as depositary. We will receive all of the net proceeds from the sale of the depository shares. As a holder of a depositary share, you will be entitled to proportional rights and preferences as if you held 1/10 of a Series N preferred share.

        Distributions on the Series N preferred shares represented by the depositary shares will be cumulative from the date of original issue and will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing October 15, 2003, at the rate of    % of the $250.00 liquidation preference per year, or $                      per Series N preferred share (equivalent to $                      per year per depositary share).

        The Series N preferred shares represented by the depositary shares are not redeemable until June , 2008, except to preserve our status as a real estate investment trust. On or after June , 2008, we may redeem the shares at a redemption price of $250.00 per Series N preferred share (equivalent to $25.00 per depositary share), plus any accrued and unpaid distributions to, and including, the date of redemption. The Series N preferred shares and the depositary shares have no maturity date and will remain outstanding indefinitely unless redeemed.

        Currently, no market exists for the depositary shares. We intend to file an application to list the depositary shares on the New York Stock Exchange. If the application is approved, trading of the depositary shares on the NYSE is not expected to begin until 30 days after the date of initial delivery of the depositary shares.

        Investing in our depositary shares involves risks that are described in the "Risk Factors" sections beginning on page S-8 of this prospectus supplement and page 12 of our annual report on Form 10-K for the year ended December 31, 2002.

	Per Depositary Share	Total
Public offering price(1)	$25.00	$
Underwriting discount	$	$
Proceeds, before expenses, to Equity Residential	$	$
  (1)
  Plus accrued distributions, if any, from the date of original issue

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The depositary shares will be ready for delivery in book-entry form through the facilities of The Depository Trust Company on or about June     , 2003.

Merrill Lynch & Co.

Citigroup	Morgan Stanley	Wachovia Securities
Bear, Stearns & Co. Inc.
KeyBanc Capital Markets
Prudential Securities
Raymond James
Wells Fargo Securities, LLC

The date of this prospectus supplement is May    , 2003.

TABLE OF CONTENTS

Prospectus Supplement

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement and the accompanying prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

PROSPECTUS SUPPLEMENT SUMMARY

        This prospectus supplement summary may not contain all the information that may be important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in the accompanying prospectus, before making a decision to invest in the depository shares. Unless indicated otherwise, the financial and statistical information contained in this prospectus supplement is presented as of March 31, 2003. All references to "we," "our," "us," "Equity Residential," and "EQR" in this prospectus supplement and in the accompanying prospectus mean Equity Residential and its consolidated subsidiaries, except where it is made clear that the term means Equity Residential only.

Equity Residential

        Equity Residential, formed in March 1993, is a fully integrated real estate company engaged in the acquisition, ownership, management and operation of multifamily properties. We have elected to be taxed as a real estate investment trust, or a "REIT."

        We are the general partner of, and as of March 31, 2003 owned an approximate 92.4% ownership interest in, ERP Operating Limited Partnership, an Illinois limited partnership, our "operating partnership." The operating partnership is, directly or indirectly, a partner, member or shareholder of numerous partnerships, limited liability companies and corporations which have been established primarily to own fee simple title to multifamily properties or to conduct property management activities and other businesses related to the ownership and operation of multifamily residential real estate.

        As of March 31, 2003, we owned or had investments in 1,027 properties in 36 states consisting of 221,249 units. An ownership breakdown includes:

	Number of Properties	Number of Units
Wholly owned properties	906	191,875
Partially owned properties (consolidated)	36	6,931
Unconsolidated properties	85	22,443

Total properties	1,027	221,249

        We are one of the largest publicly traded REITs (based on the aggregate market value of our outstanding common shares) and are the largest publicly traded REIT owner of multifamily properties (based on the number of apartment units wholly owned and total revenues earned). Our corporate headquarters are located in Chicago, Illinois and we also lease (under operating leases) over thirty-five divisional, regional and area property management offices throughout the United States.

        We had approximately 6,400 employees as of March 31, 2003. An on-site manager, who supervises the on-site employees and is responsible for the day-to-day operations of the property, directs each of our properties. An assistant manager and/or leasing staff generally assist the manager. In addition, a maintenance director at each property supervises a maintenance staff whose responsibilities include a variety of tasks, including responding to service requests, preparing vacant apartments for the next resident and performing preventive maintenance procedures year-round.

Business Objectives and Operating Strategies

        We seek to maximize both current income and long-term growth in income, thereby increasing:

  •
  the value of our properties;

  •
  distributions on a per common share basis; and

  •
  shareholders' value.

        Our strategies for accomplishing these objectives are:

  •
  maintaining and increasing property occupancy while increasing rental rates;

  •
  controlling expenses, providing regular preventive maintenance, making periodic renovations and enhancing amenities;

  •
  maintaining a ratio of consolidated debt-to-total market capitalization of less than 50%;

  •
  strategically acquiring and disposing of properties, with an emphasis on acquiring attractive properties in high barrier to entry markets and on selling properties in low barrier to entry markets;

  •
  purchasing newly developed, as well as co-investing in the development of, multifamily communities;

  •
  entering into joint ventures related to the ownership of established properties; and

  •
  strategically investing in various businesses that will enhance services for the properties.

        We are committed to resident satisfaction by striving to anticipate industry trends and implementing strategies and policies consistent with providing quality resident services. In addition, we continuously survey rental rates of competing properties and conduct resident satisfaction surveys to determine the factors they consider most important in choosing a particular apartment unit and/or property.

Recent Developments

        We intend, on or shortly after the date of this prospectus supplement, to call for redemption all 4,000,000 of our outstanding 7.625% Series L cumulative redeemable preferred shares, par value $0.01 per share, at the redemption price of $25.00 per share plus accrued and unpaid distributions through the redemption date. Our board of trustees is expected to set June    , 2003 as the redemption date on which all of our outstanding Series L preferred shares will be redeemed. We intend to use the entire net proceeds of this offering to redeem our Series L preferred shares.

The Offering

Issuer	Equity Residential
Securities Offered	4,000,000 depositary shares, each representing 1/10 of a % Series N cumulative redeemable preferred share.
Ranking
With respect to the payment of distributions and distribution of assets in the event of our liquidation, dissolution or winding up, the Series N preferred shares represented by the depositary shares will rank senior to our common shares and will rank on a parity with respect to all of our outstanding preferred shares of beneficial interest. For a detailed discussion of the ranking of our Series N preferred shares, see "Description of the Series N Preferred Shares and Depositary Shares—Ranking" in this prospectus supplement. We intend to redeem all of our outstanding Series L preferred shares on or about June , 2003.
Distributions
Investors will be entitled to receive cumulative cash distributions on the Series N preferred shares represented by the depositary shares at the rate of % of the $250.00 per share liquidation preference per year, or $ per Series N preferred share (equal to $ per year per depositary share). Distributions on the Series N preferred shares will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing October 15, 2003. Distributions on the Series N preferred shares represented by the depositary shares will be cumulative from the date of original issue of the depositary shares, which is expected to be June , 2003.
Liquidation Preference
If we liquidate, dissolve or wind up, holders of depositary shares will have a right to receive $25.00 per depositary share, plus any accrued and unpaid distributions to the date of payment, prior to any distributions to holders of our common shares.

Optional Redemption/No Maturity
Except in certain circumstances relating to the preservation of our status as a REIT, we may not redeem the Series N preferred shares and the depositary shares representing the Series N preferred shares prior to June , 2008. On or after June , 2008, we may, at our option, redeem the Series N preferred shares (and the preferred share depositary will redeem the number of depositary shares representing the Series N preferred shares redeemed) for cash, in whole or in part, at a redemption price of $250.00 per preferred share (equal to $25.00 per depositary share), plus any accrued and unpaid distributions to, and including, the date of redemption. The Series N preferred shares and the depositary shares have no stated maturity date and will not be subject to any sinking fund or mandatory redemption (except in connection with the preservation of our REIT status).
Voting Rights
Holders of the depositary shares representing the Series N preferred shares generally have no voting rights. However, if and whenever distributions payable on the Series N preferred shares are in arrears for six or more quarterly periods, holders of the depositary shares representing Series N preferred shares (voting together as a class with holders of all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to elect two additional trustees to serve on our board of trustees until we pay, or declare and set apart for payment, all cumulative distributions on the Series N preferred shares.
Conversion	The Series N preferred shares and the depositary shares representing Series N preferred shares are not convertible into or exchangeable for any other property or securities.
Restrictions on Ownership
Ownership of more than 5% of our outstanding Series N preferred shares or the outstanding depositary shares representing our Series N preferred shares is restricted pursuant to our declaration of trust in order to preserve our status as a REIT for federal income tax purposes. See "Description of Series N Preferred Shares and Depositary Shares—Restrictions on Ownership and Transfer" in this prospectus supplement and "Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer" in the accompanying prospectus. However, our declaration of trust permits our board of trustees, under certain circumstances, to grant an exemption allowing certain holders to acquire preferred shares in excess of the ownership limit.

Trading
We intend to file an application to list the depositary shares on the New York Share Exchange. If the application is approved, trading of the depositary shares on the NYSE is not expected to commence until 30 days after the date of initial delivery of the depositary shares. The underwriters have advised us that they intend to make a market in the depositary shares prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the depositary shares will develop prior to commencement of trading on the NYSE or, if developed, will be maintained.
Use of Proceeds
We expect to receive net proceeds from this offering of approximately $ million after deducting underwriting discounts and commissions and our expenses. We intend to use the entire net proceeds of this offering to redeem all of our outstanding Series L preferred shares which redemption is expected to occur on June , 2003. We expect to announce the redemption of our Series L preferred shares on or shortly after the date of this prospectus supplement.
Risk Factors
An investment in the depositary shares involves various risks, and prospective investors should carefully consider the matters discussed under "Risk Factors" beginning on page S-8 of this prospectus supplement and on page 12 of our annual report on Form 10-K for the year ended December 31, 2002 before making a decision to invest in the depositary shares.

RISK FACTORS

        In addition to the information in our annual report on Form 10-K for the year ended December 31, 2002 and in this prospectus supplement, the accompanying prospectus and other documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus, you should consider carefully the following risk factors before deciding to invest in our depositary shares.

The depositary shares are a new issue of securities and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your shares.

        The depositary shares, each of which represents a 1/10 fractional interest in a Series N preferred share, are a new issue of securities with no established trading market. We will apply to list the depositary shares on the NYSE. However, we cannot assure you that the depositary shares will be approved for listing on the NYSE. Even if so approved, trading of the depositary shares on the NYSE is not expected to begin until 30 days after the date of the initial delivery of the depositary shares and, in any event, we cannot assure you that an active trading market on the NYSE for the depositary shares will develop or, even if one develops, will be maintained. As a result, the ability to transfer or sell the depositary shares and any trading price of the depositary shares could be adversely affected. We have been advised by the underwriters that they intend to make a market in the depositary shares, but they are not obligated to do so and may discontinue market-making at any time without notice.

The market value of the depositary shares could be substantially affected by various factors.

        As with other publicly traded securities, the trading price of the depositary shares will depend on many factors, which may change from time to time, including:

  •
  prevailing interest rates, increases in which may have an adverse effect on the trading price of the depositary shares;

  •
  the market for similar securities issued by REITs;

  •
  general economic and financial market conditions; and

  •
  our financial condition, performance and prospects.

USE OF PROCEEDS

        We expect to receive net proceeds from this offering of approximately $               million after deducting underwriting discounts and commissions and our expenses. We intend to use the entire net proceeds of this offering to redeem all of our outstanding Series L preferred shares which redemption is expected to occur on June     , 2003. We expect to announce the redemption of our Series L preferred shares on or shortly after the date of this prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

        The following table sets forth our ratios of earnings before combined fixed charges and preferred share distributions to total combined fixed charges and preferred share distributions for the periods shown.

Three months ended March 31,
		For the years ended December 31,
2003
	2002	2002	2001	2000	1999	1998
1.38	1.51	1.43	1.53	1.47	1.41	1.42

        For purposes of computing these ratios, earnings before fixed charges and preferred share distributions consist of income before allocation of minority interests, income or loss from investments in unconsolidated entities, net gain or loss on sales of unconsolidated entities and discontinued operations plus fixed charges (principally interest and other financing costs incurred) and preferred share distributions. The ratios are computed by dividing our earnings before fixed charges and preferred shares distributions by our fixed charges and preferred share distributions.

CAPITALIZATION

        The following table sets forth our historical capitalization as of March 31, 2003 and our capitalization on an as adjusted basis to give effect to the following transactions as if they had occurred on March 31, 2003:

  •
  the issuance of 4,000,000 depository shares representing Series N preferred shares pursuant to this offering; and

  •
  the application of the net proceeds from this offering to redeem all 4,000,000 of our Series L preferred shares.

	March 31, 2003
	Historical (Unaudited)	As Adjusted (Unaudited)
	(In thousands, except share data)
Debt:
Mortgage notes payable	$2,901,117	$2,901,117
Notes, net	2,854,319	2,854,319
Line of credit	—	—

Total debt	5,755,436	5,755,436

Commitments and contingencies:
Minority interests:
Operating partnership	345,983	345,983
Preference interests	246,000	246,000
Junior preference units	5,846	5,846
Partially owned properties	9,395	9,395

Total minority interests	607,224	607,224

Shareholders' equity:
Preferred shares of beneficial interest, $0.01 par value: 100,000,000 shares authorized; 10,520,784 shares issued and outstanding as of March 31, 2003 and 6,920,784 shares issued and outstanding as of March 31, 2003, as adjusted:
Preferred shares other than Series L and Series N; 6,520,784 shares issued and outstanding as of March 31, 2003 and 6,520,784 shares issued and outstanding as of March 31, 2003, as adjusted	846,076	846,076
Series L preferred shares; 4,000,000 shares issued and outstanding as of March 31, 2003 and no shares issued and outstanding as of March 31, 2003, as adjusted	100,000	—
Series N preferred shares; no shares issued and outstanding as of March 31, 2003 and 400,000 shares issued and outstanding as of March 31, 2003, as adjusted	—	100,000
Common shares of beneficial interest, $0.01 par value;
1,000,000,000 shares authorized; 272,488,106 shares issued and outstanding as of March 31, 2003 and 272,488,106 shares issued and outstanding as of March 31, 2003, as adjusted	2,725	2,725
Paid in capital	4,827,623	4,827,623
Deferred compensation	(9,832)	(9,832)
Distributions in excess of accumulated earnings	(541,721)	(541,721)
Accumulated other comprehensive loss	(42,228)	(42,228)

Total shareholders' equity	5,182,643	5,182,643

Total capitalization	$11,545,303	$11,545,303

THE COMPANY

        Equity Residential, formed in March 1993, is a fully integrated real estate company engaged in the acquisition, ownership, management and operation of multifamily properties. We have elected to be taxed as a REIT.

        We are the general partner of, and as of March 31, 2003 owned an approximate 92.4% ownership interest in, ERP Operating Limited Partnership, an Illinois limited partnership, our operating partnership. The operating partnership is, directly or indirectly, a partner, member or shareholder of numerous partnerships, limited liability companies and corporations which have been established primarily to own fee simple title to multifamily properties or to conduct property management activities and other businesses related to the ownership and operation of multifamily residential real estate.

        As of March 31, 2003, we owned or had investments in 1,027 properties in 36 states consisting of 221,249 units. An ownership breakdown includes:

	Number of Properties	Number of Units
Wholly owned properties	906	191,875
Partially owned properties (consolidated)	36	6,931
Unconsolidated properties	85	22,443

Total properties	1,027	221,249

        We are one of the largest publicly traded REITs (based on the aggregate market value of our outstanding common shares) and are the largest publicly traded REIT owner of multifamily properties (based on the number of apartment units wholly owned and total revenues earned). Our corporate headquarters are located in Chicago, Illinois and we also lease (under operating leases) over thirty-five divisional, regional and area property management offices throughout the United States.

        We had approximately 6,400 employees as of March 31, 2003. An on-site manager, who supervises the on-site employees and is responsible for the day-to-day operations of the property, directs each of our properties. An assistant manager and/or leasing staff generally assist the manager. In addition, a maintenance director at each property supervises a maintenance staff whose responsibilities include a variety of tasks, including responding to service requests, preparing vacant apartments for the next resident and performing preventive maintenance procedures year-round.

RECENT DEVELOPMENTS

        We intend, on or shortly after the date of this prospectus supplement, to call for redemption all 4,000,000 of our outstanding 7.625% Series L cumulative redeemable preferred shares, par value $0.01 per share, at the redemption price of $25.00 per share plus accrued and unpaid distributions through the redemption date. Our board of trustees is expected to set June    , 2003 as the redemption date on which all of our outstanding Series L preferred shares will be redeemed. We intend to use the entire net proceeds of this offering to redeem our Series L preferred shares. Remaining proceeds, if any, will be used for general working capital purposes.

DESCRIPTION OF SERIES N PREFERRED SHARES AND DEPOSITARY SHARES

        The following description of the material terms and provisions of the Series N preferred shares and depositary shares offered hereby is only a summary and is qualified in its entirety by reference to our declaration of trust and the articles supplementary creating the Series N preferred shares, each of which is incorporated by reference in the prospectus supplement and the accompanying prospectus.

General

        We are authorized to issue up to 100,000,000 preferred shares of beneficial interest, $0.01 par value per share, in one or more series. Each series will have the designations, powers, preferences, rights, qualifications, limitations or restrictions as Maryland law may permit and our board of trustees may determine by adoption of articles supplementary to our declaration of trust, without any further vote or action by our shareholders.

        When issued, the Series N preferred shares will be validly issued, fully paid and nonassessable. Unless redeemed by us, the depositary shares have a perpetual term with no stated maturity date. The following summary of the terms and provisions of the Series N preferred shares and depositary shares is not complete. You may obtain from us a copy of our Declaration of Trust and the Articles Supplementary designating the Series N preferred shares, which will be adopted prior to the completion of this offering. These documents contain a complete description of the Series N preferred shares.

        Each depositary share represents a 1/10 fractional interest in a Series N preferred share. The Series N preferred shares will be deposited with EquiServe Trust Company, N.A., as depositary, under a deposit agreement among us, the depositary and the holders from time to time of the depositary receipts issued by the depositary. The depositary receipts will evidence the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary receipt evidencing a depositary share will be entitled to all the proportional rights and preferences of a 1/10 fractional interest in a Series N preferred share (including distribution, voting, redemption and liquidation rights and preferences). See "Description of Depositary Shares" in the accompanying prospectus.

        The depositary will be the registrar, transfer agent and distributions disbursing agent for the Series N preferred shares and depositary shares.

        We intend to file an application to list the depositary shares on the NYSE. If the application is approved, trading of the depositary shares on the NYSE is expected to begin within 30 days after the date of initial delivery of the depositary shares. While the underwriters have advised us that they plan to make a market in the depositary shares prior to commencement of any trading on the NYSE, they are under no obligation to do so and no assurance can be given that a market for the depositary shares will exist prior to commencement of trading or, if developed, will be maintained.

Ranking

        The Series N preferred shares will rank as to priority for receiving distributions and distributions of assets in the event of our liquidation, dissolution or winding up:

  •
  senior to our common shares and all other equity securities that by their terms rank junior to the Series N preferred shares;

  •
  on a parity with all equity securities now or hereafter issued by us, the terms of which specifically provide that such equity securities rank on a parity with the Series N preferred shares, including our Series B preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares, Series G preferred shares, Series H preferred shares and

    Series K preferred shares, all of which are currently outstanding, and our Series L preferred shares, which we intend to redeem on June      , 2003; and

  •
  junior to all equity securities issued by us whose senior ranking is consented to by the holders of the Series N preferred shares, none of which are currently issued or outstanding.

In addition, one of our subsidiaries has issued ten series of preference units which are convertible into our Series M preferred shares, Series M-1 preferred shares, Series M-2 preferred shares, Series M-3 preferred shares, Series M-4 preferred shares, Series M-5 preferred shares, Series M-6 preferred shares, and Series M-7 preferred shares, each of which series of preferred shares shall rank on a parity with the Series N preferred shares but none of which are currently issued or outstanding.

Distributions

        Holders of the Series N preferred shares represented by the depositary shares shall be entitled to receive, when and as authorized by our board of trustees, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of    % of the liquidation preference per annum (equivalent to $                              per annum per depositary share). Distributions on the Series N preferred shares represented by the depositary shares shall accrue and be cumulative from the date of original issue and shall be payable quarterly in arrears on the fifteenth day of each January, April, July and October or, if not a business day, the next succeeding business day. The first distribution on the Series N preferred shares represented by the depositary shares, which will be paid on October 15, 2003, will be for more than a full quarter. This distribution and any distribution payable on the Series N preferred shares for any other distribution period less than or more than a full quarter will be computed on the basis of a 360-day year consisting of twelve 30-day months. The depositary will distribute cash distributions received in respect of the Series N preferred shares to the record holders of the depositary receipts as of the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable distribution payment date falls or such other date fixed by the board of trustees for the payment of distributions that is not more than 45 nor less than 10 days prior to the distribution payment date.

        No distributions on the Series N preferred shares shall be authorized by our board of trustees or be paid or set apart for payment by us at such time as the terms and provisions of any agreement to which we are a party, including any agreement relating to our indebtedness, prohibits the authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach of such agreement or a default under such agreement, or if such authorization or payment is restricted or prohibited by law. Covenants in the operating partnership's credit agreement provide generally that the operating partnership may not pay distributions in excess of ninety percent (90%) of FFO, as defined in that agreement, in any fiscal year, but such covenants permit the operating partnership, under specific circumstances, to pay distributions in an amount necessary to maintain our qualification as a REIT under the Internal Revenue Code of 1986, as amended. We do not believe that this provision has had or will have any adverse impact on our ability to pay distributions in respect of the Series N preferred shares or in the normal course of business to our shareholders in amounts necessary to maintain our qualification as a REIT.

        Notwithstanding the foregoing, distributions on the Series N preferred shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of distributions and whether or not distributions are authorized. Accrued but unpaid distributions on the Series N preferred shares will not bear interest and holders of the Series N preferred shares will not be entitled to any distributions in excess of full cumulative distributions as described above.

        The operating partnership will be required to make all required distributions on the Series N preference units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount on the Series N preferred shares) prior to any distribution of cash or assets to the holders of the operating partnership units of limited partnership interest or to the holders of any other interests in the operating partnership, except for any other series of preference units ranking on parity with the Series N preference units as to distributions and/or liquidation rights. The operating partnership currently has eight series of preference units outstanding, including the Series L preferred units which are expected to be redeemed with the proceeds of this offering, which will rank on parity with Series N preference units, each series of which mirror the payment of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount, on a corresponding series of our preferred shares. In addition, the operating partnership has issued two series of junior convertible preference units in connection with the acquisition of multi-family properties. Subject to certain conditions, these junior convertible preference units are convertible into common operating partnership units of limited partnership interest.

        Any distribution payment made on the Series N preferred shares shall first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.

        If, for any taxable year, we elect to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code) any capital gains amount of the total dividends, then the portion of the capital gains amount that will be allocable to the holders of Series N preferred shares will be the capital gains amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Internal Revenue Code) paid or made available to the holders of the Series N preferred shares for the year and the denominator of which shall be the total dividends.

Liquidation Preference

        In the event of any liquidation, dissolution or winding up of our affairs, the holders of the Series N preferred shares are entitled to be paid out of our assets legally available for distribution to our shareholders liquidating distributions in cash or property at its fair market value as determined by our board of trustees in the amount of a liquidation preference of $250.00 per share (equivalent to $25.00 per depositary share), plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common shares or any other capital shares of beneficial interest that rank junior to the Series N preferred shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series N preferred shares will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of our property or business shall not be deemed to constitute a liquidation, dissolution or winding up of Equity Residential. The Series N preferred shares will rank pari passu with the other series of preferred shares and senior to our common shares as to priority for receiving liquidating distributions.

        In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series N preferred shares and the corresponding amounts payable on all other classes or series of equity securities issued by us ranking on a parity with the Series N preferred shares as to liquidation rights, then the holders of the depositary shares representing the Series N preferred shares and all other classes or series of equity securities issued by us ranking on a parity with the Series N preferred shares as to liquidation rights, including all our outstanding preferred shares of beneficial interest, shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Optional Redemption

        Except in certain circumstances relating to the preservation of our status as a REIT, we may not redeem the Series N preferred shares and the depositary shares representing the Series N preferred shares prior to June    , 2008. On and after June , 2008 we may, at our option and upon not less than 30 or more than 60 days written notice, redeem the Series N preferred shares represented by the depositary shares (and the depositary will redeem the number of depositary shares representing the Series N preferred shares so redeemed upon not less than 30 days' written notice to the holders thereof), in whole or in part, at any time or from time to time, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent we will have funds legally available for redemption. Holders of Series N preferred shares to be redeemed must surrender their share certificates at the place designated in the redemption notice and will be entitled to the redemption price and any accrued and unpaid distributions payable upon redemption following surrender. Similarly, holders of depositary shares to be redeemed must surrender their depositary receipts at the place designated in the redemption notice and will be entitled to the redemption price and any accrued and unpaid distributions payable upon redemption following surrender. If notice of redemption has been given and we have irrevocably set aside the funds necessary for redemption for the benefit of the holders of any depositary shares called for redemption, then from and after the redemption date, distributions will cease to accrue on those depositary shares, those depositary shares will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding depositary shares are to be redeemed, depositary shares to be redeemed will be selected pro rata (as nearly as practicable without creating fractional depositary shares) or by any other equitable method determined by us.

        We shall give the depositary prior written notice of redemption of the deposited Series N preferred shares. A similar notice furnished by us will be mailed by the depositary, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the depositary receipts evidencing the depositary shares to be redeemed, at their respective addresses as they appear on the share transfer records of the depositary. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series N preferred shares or depositary shares except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Series N preferred shares to be redeemed (and the equivalent number of depositary shares); (iv) the place or places where the depositary receipts evidencing the depositary shares are to be surrendered for payment of the redemption price; and (v) that distributions on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all the depositary shares held by any holder are to be redeemed, the notice mailed to the holder shall also specify the number of depositary shares to be redeemed from the holder.

        The holders of depositary receipts evidencing the depositary shares which are redeemed between a distribution record date and the corresponding distribution payment date, notwithstanding the redemption between such record date and the corresponding distribution payment date or our default in the payment of the distribution due, will be entitled to receive on the redemption date the distribution payable with respect to the depositary shares. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series N preferred shares or depositary shares to be redeemed.

        Notwithstanding the foregoing, unless full cumulative distributions on all outstanding Series N preferred shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, no Series N preferred shares or depositary shares representing Series N preferred shares shall be redeemed unless all outstanding Series N preferred shares and depositary shares representing Series N preferred shares are simultaneously redeemed. However, the foregoing shall not prevent the purchase or acquisition of Series N preferred shares or depositary shares representing Series N preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series N preferred shares and depositary shares representing Series N preferred shares.

        The Series N preferred shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Restrictions on Transfer" below).

Voting Rights

        Except as indicated below or in the accompanying prospectus, the holders of the depositary shares representing the Series N preferred shares will have no voting rights. On any matter on which the Series N preferred shares are entitled to vote (as expressly provided in the Articles Supplementary or as may be required by law), including any action by written consent, each Series N preferred share shall be entitled to 10 votes, each of which 10 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each Series N preferred share, the holder thereof may designate up to 10 proxies, with each such proxy having the right to vote a whole number of votes (totaling 10 votes per Series N preferred share). As a result, each depositary share will be entitled to one vote.

        Whenever distributions on the Series N preferred shares shall be in arrears for six or more quarterly periods, the size of our board of trustees will be automatically increased by two trustees and the holders of the Series N preferred shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees to our board of trustees at a special meeting called by the holders of record of at least ten percent (10%) of the outstanding Series N preferred shares or by holders of any other series of our preferred shares so in arrears upon which like voting rights have been conferred and are exercisable and which is entitled to vote with the Series N preferred shares in the election of such two trustees (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all distributions accumulated on such series of preferred shares for the past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

        So long as any Series N preferred shares remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking prior to such series of preferred shares with respect to the payment of distributions or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized shares of beneficial interest into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of our declaration of trust or the articles supplementary for such series of preferred shares, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred shares or the holders thereof; provided, however, with respect to the occurrence of any of the events set forth in (ii) above, so long as the preferred shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an event described in (ii) above, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred shares and provided further that (x) any increase in the amount of the authorized preferred shares or the creation or issuance of any other series of preferred shares, or (y) any increase in the amount of authorized shares of such series or any other series of preferred shares, in each case ranking on a parity with or junior to the preferred shares of such series with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

        The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series N preferred shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

        The Series N preferred shares and the depositary shares are not convertible into or exchangeable for any other property or securities.

Restrictions on Ownership and Transfer

        As described in the accompanying prospectus, ownership of more than 5% of our outstanding Series N preferred shares or the outstanding depositary shares representing our Series N preferred shares is restricted pursuant to our declaration of trust in order to preserve our status as a REIT for federal income tax purposes. See "Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer" in the accompanying prospectus. However, our declaration of trust permits our board of trustees, under certain circumstances, to grant an exemption allowing certain holders to acquire preferred shares in excess of the ownership limit.

Book-Entry System

        The depositary shares will be issued as global securities. The Depository Trust Company, or "DTC," will be the depository with respect to the depositary shares. The depositary shares will be issued as fully registered securities in the name of Cede & Co., DTC's nominee, and will be deposited with DTC. DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the depositary shares. The participant would then keep a record of its clients who purchased the depositary shares. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

        The depositary shares will be in book-entry only form, and we will not deliver securities in certificated form to individual purchasers of the depositary shares, and no person owning a beneficial interest in a global security will be treated as a holder of such global security for any purpose. Accordingly, owners of such beneficial interests must rely on the procedures of DTC and the participant through which such person owns its interest in order to exercise any rights of a holder under such global security. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

        DTC advises as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing corporation" registered under Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants'

accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        Other organizations, such as securities brokers and dealers, banks and trust companies that work through a direct participant, also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

        A number of direct participants, together with the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc., own DTC.

        We will wire dividend and redemption payments to DTC's nominee. We will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we will have no direct responsibility or liability to pay any amounts in respect of the depositary shares to owners of beneficial interests in the global securities.

        We understand that it is DTC's current practice, when it receives any dividend or redemption payment, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, we understand that it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Customary practices between the participants and owners of beneficial interests, as in the case with securities held for the account of customers registered in "street name," will govern payments by participants to owners of beneficial interests in the global securities, and voting by participants. However, these payments will be the responsibility of the participants and not of DTC or us.

        Depositary shares represented by a global security will be exchangeable for depositary shares in certificated form with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law and we do not appoint a successor depository within 90 days; or

  •
  we determine at any time that all depositary shares shall no longer be represented by a global security.

        DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC's participants, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others.

        DTC may discontinue providing its services as securities depository with respect to global securities at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depository is not obtained, securities in certificated form are required to be printed and delivered.

        We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, securities in certificated form will be printed and delivered.

        The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

        The following description relates solely to certain material federal income tax consequences applicable to a holder of depositary shares in connection with the redemption of depositary shares. For a discussion of all other material federal income tax considerations applicable to a holder of depositary shares, see "Federal Income Tax Considerations" in our annual report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference into the accompanying prospectus. The discussion of material federal income tax considerations referred to above in our annual report for the year ended December 31, 2002 supplements and, where applicable, supercedes and modifies the discussion of the material federal tax considerations set forth in the accompanying prospectus under the heading "Federal Income Tax Considerations." Piper Rudnick, which has acted as our special tax counsel, is of the opinion that the following discussion, together with the discussion in our annual report referred to above, to the extent they constitute matters of law or legal conclusions, are correct in all material respects, based on current law.

        For U.S. federal income tax purposes, ownership of depositary shares is treated as the ownership of the preferred shares represented thereby. As the relevant Internal Revenue Code provisions are highly complex, each prospective holder of depositary shares is urged to consult with its own tax advisor with respect to the federal, state, local and foreign income and other tax consequences, in light of its specific or unique circumstances, of the purchase and disposition of depositary shares.

Redemption of Depositary Shares

        A redemption of depositary shares will be treated under Section 302 of the Internal Revenue Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Internal Revenue Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's share interest in us, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests have been met, shares of beneficial interest of Equity Residential considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares of beneficial interest actually owned by the holder, must generally be taken into account. If a particular holder of depositary shares owns (actually or constructively) no common shares, or an insubstantial percentage of the outstanding common shares, a redemption of depositary shares of that holder is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code will be satisfied with respect to any particular holder of depositary shares depends upon the facts and circumstances at the time that the determination must be made, prospective holders of depositary shares are advised to consult their own tax advisors to determine such tax treatment.

        If a redemption of depositary shares is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as to that holder as a taxable sale or exchange of the depositary shares. As a result, that holder will recognize gain for federal income tax purposes in an amount equal to the difference of (i) the amount of cash and the fair market value of any property received in redemption of that holder's depositary shares (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), less (ii) the holder's adjusted tax basis in the depositary shares. If, instead, the holder's adjusted tax basis in the depositary shares exceeds the amount of cash and fair market value of the property received, the holder will recognize loss for federal income tax purposes equal to such excess. Such gain or loss will be capital gain or loss if the depositary shares have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

        If a redemption of depositary shares is treated as a distribution taxable as a dividend, the amount of ordinary taxable income to a holder will be measured by the amount of cash and the fair market value of any property received by the holder, to the extent the amount of such distribution does not exceed our current and accumulated earnings and profits. Any portion of a distribution in excess of our current and accumulated earnings and profits will be treated as a tax-free return of capital to a holder to the extent such amount does not exceed that holder's tax basis in its depositary shares. Any remaining tax basis in the redeemed depositary shares will be transferred to the holder's remaining shares of beneficial interest, if any. If the holder owns no other shares of beneficial interest, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely. If the distribution in redemption of depositary shares exceeds the holder's adjusted tax basis, the excess will be treated as a gain from the sale or exchange of property.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to payments of distributions made by us, unless the payee certifies that it is not a U.S. person or an exception otherwise applies to a payee. Further, the payer will be required to withhold backup withholding tax at the rate of 30% for 2003 (currently scheduled to be reduced to 28% by 2006) if a holder fails to furnish its taxpayer identification number (TIN) or certification of exempt status or if the Internal Revenue Service notifies the payer that backup withholding is required. Some holders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder will generally be allowed as a credit against the holder's U.S. federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service on a timely basis.

2003 Proposed Legislation

        In response to the Bush Administration's 2003 fiscal year budget proposal to eliminate the double taxation of corporate dividends, legislation has been proposed in both the House and Senate which would reduce, in the case of the House proposal, and temporarily eliminate (through 2006), in the case of the Senate proposal, but not permanently eliminate in either case, the shareholder level tax on corporate dividends. Neither proposal would be applicable to REIT dividends, except to the extent REIT dividends are attributable to dividends received from taxable REIT subsidiaries or other non-REIT corporations. In addition, under the House version of the proposal, REIT capital gain dividends would be subject to a reduced capital gain tax rate equal to 15%. The Senate version of the proposal also includes an additional "closely-held" REIT limitation, which previously passed the Senate in 1999, but was excluded from the final legislation passed by Congress. Under this proposal, in general, an entity will not qualify as a REIT if any person other than a REIT, a partnership owned 50% or more by a REIT or a pension plan, owns 50% or more of the vote or value of such entity. This proposal, if enacted, would be effective for entities electing REIT status for taxable years beginning on or after the date of first committee action (an entity that has elected REIT status prior to this date will avoid these restrictions so long as it has sufficient business assets or activities as of such date).

        On April 30, 2003, the Real Estate Investment Trust Improvement Act of 2003 (the RIA) was introduced. If enacted as proposed, the RIA would (1) broaden the range of debt instruments excluded under the "straight debt" exception to the REIT 10% securities ownership limitation, (2) remove a significant barrier to the desirability of REIT stock as an investment for foreign investors; and (3) in the case of reasonable cause failures to meet REIT rules, replace loss of REIT status with certain monetary penalties. The proposed change to the "straight debt" definition would apply to taxable years beginning after December 31, 2000, while all other provisions would apply to taxable years beginning after enactment of the RIA.

UNDERWRITING

        Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative, and each of the underwriters has severally agreed to purchase from us, the respective number of depositary shares set forth after its name below. The obligations of the underwriters are subject to certain conditions. The underwriters must purchase all of the depositary shares if any are purchased.

Underwriter	Number of Depositary Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Wachovia Securities, Inc.
Bear, Stearns & Co. Inc.
McDonald Investments Inc.
Prudential Securities Incorporated
Raymond James & Associates, Inc.
Wells Fargo Securities, LLC

Total	4,000,000

        The underwriters are offering the depositary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the depositary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The underwriters have advised us that they propose initially to offer the depositary shares to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering, the public offering price may be changed.

        The following table shows the per share and total public offering price, underwriting discount and proceeds, before expenses, to us.

	Per Depositary Share		Total
Public offering price		$25.00	$
Underwriting discount	$		$
Proceeds, before expenses, to Equity Residential	$		$

        We estimate that we will spend approximately $500,000 for printing, legal, accounting, transfer agent, NYSE listing and other expenses related to this offering of the depositary shares.

        Until the distribution of the depositary shares is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase depositary shares. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the depositary shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the depositary shares.

        If the underwriters create a short position in the depositary shares in connection with this offering (i.e., if they sell more depositary shares than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market.

        In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the depositary shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

        We expect that delivery of the depositary shares will be made against payment therefor on or about June , 2003, which will be the    th business day following the date of this prospectus supplement. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle within three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares before June    , 2003 will be required, by virtue of the fact that any such trade would otherwise settle before June    , 2003, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisor with respect to these matters.

NYSE Listing

        We intend to apply to list the depositary shares on the NYSE. If approved, trading of the depositary shares on the NYSE is expected to commence within a 30-day period after the date of this prospectus supplement. The underwriters have advised us that they intend to make a market in the depositary shares prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the depositary shares, however, and may cease market making activities if commenced at any time.

Other Relationships

        From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform investment banking and/or commercial banking services for, us and our affiliates in the ordinary course of business. We have purchased, and may purchase in the future, multifamily properties from affiliates of certain underwriters.

LEGAL MATTERS

        The legality of the depositary shares and the underlying Series N preferred shares offered hereby will be passed upon for us by Piper Rudnick LLP. Certain federal income tax matters described and incorporated by reference herein under "Additional Federal Income Tax Consequences" will be passed on for us by Piper Rudnick. Certain legal matters relating to the depositary shares and the underlying Series N preferred shares offered hereby will be passed upon for the underwriters by Hogan & Hartson L.L.P. Hogan & Hartson L.L.P. from time to time provides services to us and other entities affiliated with Mr. Samuel Zell, our chairman of the board of trustees.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference herein and therein, contain certain forward-looking statements which are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believes," "estimates," "expects" and "anticipates" and other similar expressions that are predictions of or indicate future events and trends and which do not relate solely to historical matters identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause our actual results, performance, or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such differences include, but are not limited to, the following:

  •
  the total number of development units, cost of development and completion dates as well as anticipated capital expenditures of replacements and building improvements all reflect our best estimates and are subject to uncertainties arising from changing economic conditions (such as the cost of labor and construction materials), competition and local government regulation;

  •
  alternative sources of capital or labor and materials required for maintenance, repair, capital expenditure or development may be more expensive than anticipated;

  •
  occupancy levels and market rents may be adversely affected by national and local economic and market conditions including, without limitation, new construction of multifamily housing, continuing decline in employment, availability of low interest mortgages for single-family home buyers and the potential for geopolitical instability, all of which are beyond our control; and

  •
  additional factors as discussed herein or incorporated by reference into the accompanying prospectus, particularly those discussed or referenced under "Risk Factors."

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PROSPECTUS

EQUITY RESIDENTIAL PROPERTIES TRUST

$1,172,342,739

PREFERRED SHARES, COMMON SHARES AND
DEPOSITARY SHARES

        Equity Residential Properties Trust (the "Company") may from time to time offer (i) in one or more series its preferred shares of beneficial interest, $.01 par value per share ("Preferred Shares"); (ii) common shares of beneficial interest, $.01 par value per share ("Common Shares"); and (iii) in one or more series its Preferred Shares represented by depositary shares (the "Depositary Shares"), with an aggregate public offering price of up to $1,172,342,739 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Preferred Shares, Common Shares and Depositary Shares (collectively, the "Securities") may be offered, separately or together, in separate series (with respect to Preferred Shares and Depositary Shares) in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

        The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Shares, the specific title and stated value, any distribution, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (ii) in the case of Common Shares, any initial public offering price; and (iii) in the case of Depositary Shares, the fractional Preferred Shares represented by each Depositary Share. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to assist in maintaining the status of the Company as a real estate investment trust (a "REIT") for federal income tax purposes.

        The applicable Prospectus Supplement also will contain information, where applicable, about the material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement, not contained in this Prospectus.

        The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS MARCH 25, 1998.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this Prospectus and the documents incorporated by reference herein and any accompanying Prospectus Supplement, including those set forth in "Use of Proceeds" herein, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forwarding-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, affect demand for multifamily properties, availability and credit worthiness of prospective tenants, lease rents and the availability of financing, adverse changes in the real estate markets including, among other things, competition with other companies, risks of real estate acquisition, governmental actions and initiatives, and environmental/safety requirements.

AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, the Common Shares and certain of the Company's cumulative preferred shares of beneficial interest, or interests therein, are listed on the New York Stock Exchange (the Common Shares are listed under the symbol "EQR") and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission or from the Commission's Web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

        a.     The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

        b.     The Company's Second Amended and Restated Declaration of Trust (the "Declaration of Trust") filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 30, 1997, filed on June 5, 1997, as amended or supplemented from time to time.

        c.     The Company's Second Amended and Restated Bylaws (the "Bylaws"), filed as Exhibit 3.2 to the Company's Current Report on Form 8-K, dated May 30, 1997, filed on June 5, 1997.

        d.     The Company's Joint Proxy Statement/Prospectus dated April 25, 1997.

        e.     The Company's definitive Proxy Statement relating to the Company's Annual Meeting of Shareholders dated June 17, 1997.

        f.      The Company's Joint Proxy Statement/Prospectus dated November 24, 1997.

        g.     The description of the Company's Common Shares contained in the Company's Registration Statement on Form 8-A/A dated August 10, 1993.

        h.     The Company's Current Reports on Form 8-K dated March 12, 1997, March 17, 1997, May 20, 1997, August 15, 1997, September 10, 1997, September 17, 1997, October 9, 1997, and the Company's Current Report on Form 8-K/A dated October 9, 1997.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in the Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any applicable Prospectus Supplement relating to a specific offering of Securities, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

        Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Equity Residential Properties Trust, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, Attention: Cynthia McHugh (telephone number: (312) 474-1300).

        As used herein, the term "Company" includes Equity Residential Properties Trust and those entities owned or controlled by it (collectively, the "subsidiaries"), as the survivor of the mergers between Equity Residential Properties Trust ("EQR") and each of Wellsford Residential Property Trust ("Wellsford") and Evans Withycombe Residential, Inc. ("EWR") and each of EQR, Wellsford and EWR as predecessors to the company, unless the context indicates otherwise.

THE COMPANY

General

        Equity Residential Properties Trust, one of the largest publicly traded REITs (based on the aggregate market value of its outstanding equity capitalization), is a self-administered and self-managed equity REIT. EQR was organized as a Maryland real estate investment trust in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "EQR IPO"). EQR was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969. In May 1997, EQR completed the acquisition of the multifamily property business of Wellsford through the tax free merger of EQR and Wellsford. In December 1997, EQR completed the acquisition of the multifamily property business of EWR through the tax free merger of EWR and the Company. The Company's senior executives average over 24 years of experience in the multifamily property business.

        The Company is the largest owner of multifamily properties in the United States (based on the number of apartment units owned). All of the Company's interests in its multifamily properties (the "Properties") are held or controlled directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, ERP Operating Limited Partnership (the "Operating Partnership"). The Operating Partnership currently has eight classes of limited partnership interests outstanding: (i) partnership interests ("OP Units"), which may be exchanged by the holders thereof for either Common Shares on a one-for-one basis or, at the Company's option, cash; (ii) 9 3/8% Series A Cumulative Redeemable Preference Units ("9 3/8% Series A Preference Units"); (iii) 9 1/8% Series B Cumulative Redeemable Preference Units ("9 1/8% Series B Preference Units"); (iv) 9 1/8% Series C Cumulative Redeemable Preference Units ("9 1/8% Series C Preference Units"); (v) 8.60% Series D Cumulative Redeemable Preference Units ("8.60% Series D Preference Units"); (vi) Series E Cumulative Convertible Preference Units ("Series E Preference Units"), (vii) 9.65% Series F Cumulative Redeemable Preference Units ("9.65% Series F Preference Units") and (viii) 7 1/4% Series G Convertible Cumulative Preference Units ("7 1/4% Series G Preference Units"). The 9 3/8% Series A Preference Units, the 9 1/8% Series B Preference Units, the 9 1/8% Series C Preference Units, the 8.60% Series D Preference Units, the Series E Preference Units, the 9.65% Series F Preference Units and the 7 1/4% Series G Preference Units are owned by the Company and mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidating preference amount of the Company's 9 3/8% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series A Preferred Shares"), the Company's 9 1/8% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series B Preferred Shares"), the Company's 9 1/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 per value per share (the "Series C Preferred Shares"), the Company's 8.60% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series D Preferred Shares"), the Company's Series E Cumulative Convertible Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series E Preferred Shares"), the Company's 9.65% Series F Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series F Preferred Shares"), and the Company's 7 1/4% Series G Convertible Cumulative Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series G Preferred Shares" and, collectively with the Series A

Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares, the "Outstanding Preferred Shares"), respectively. The Company controls the Operating Partnership as the sole general partner and, as of March 13, 1998 owned approximately 91% of all of the Operating Partnership's outstanding partnership interests, excluding the 9 3/8% Series A Preference Units, the 9 1/8% Series B Preference Units, the 9 1/8% Series C Preference Units, the 8.60% Series D Preference Units, the Series E Preference Units, the 9.65% Series F Preference Units and the 7 1/4% Series G Preference Units. It is the Company's policy that Equity Residential Properties Trust shall not incur indebtedness other than short-term trade, employee compensation, dividends payable or similar indebtedness that will be paid in the ordinary course of business, and that indebtedness shall instead be incurred by the Operating Partnership to the extent necessary to fund the business activities conducted by the Operating Partnership and its subsidiaries.

        The Company's corporate headquarters and executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is (312) 474-1300. In addition, the Company has 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Federal Way, Redmond and Seattle, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton, California; Ypsilanti, Michigan; Charlotte and Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City, Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

USE OF PROCEEDS

        Unless otherwise indicated in the accompanying Prospectus Supplement, the Company will contribute or otherwise transfer the net proceeds of any sale of Securities to the Operating Partnership in exchange for additional partnership interests in the Operating Partnership, the economic terms of which will be substantially identical to the Securities sold. The Operating Partnership will use such net proceeds for general business purposes including, without limitation, the repayment of certain outstanding debt and the acquisition of multifamily properties.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

        The summary of the terms of the shares of beneficial interest of the Company set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust, as amended and/or restated from time to time, and the Bylaws, as amended and/or restated from time to time, of the Company, each of which is incorporated herein by reference.

        The Declaration of Trust of the Company provides that the Company may issue up to 300,000,000 shares of beneficial interest, consisting of 200,000,000 Common Shares and 100,000,000 Preferred Shares. As of March 13, 1998, 95,778,559 Common Shares and 15,343,500 Preferred Shares were issued and outstanding. In addition, as of March 13, 1998, 9,583,885 Common Shares were issuable upon exchange of OP Units currently held by (i) certain of the current holders (the "Zell Holders") of certain OP Units issued at the time of the EQR IPO to certain affiliates of Mr. Zell which contributed 33 of the Properties at the time of the EQR IPO; (ii) certain entities controlled by Starwood Capital Partners L.P. and its affiliates (the "Starwood Original Owners") which contributed 23 of the Properties at the time of the EQR IPO; (iii) Equity Properties Management Corp. ("EPMC") and (iv) holders who were issued OP Units in exchange for the contribution of certain of the Properties to the Operating Partnership subsequent to the EQR IPO. The Starwood Original Owners, together with the Zell Original Owners and EPMC, shall be referred to collectively as the "Original Owners." The OP Units are exchangeable on a one-for-one basis for Common Shares or, at the Company's option, cash.

        Both the Maryland REIT law and the Company's Declaration of Trust provide that no shareholder of the Company will be liable for any debt or obligation of the Company solely as a result of his status as a shareholder of the Company. The Company's Bylaws further provide that the Company shall indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of his being or having been a shareholder and that the Company shall reimburse each shareholder for all reasonable expenses incurred by him in connection with any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Company. Inasmuch as the Company carries public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which the Company's assets plus its insurance coverage would be insufficient to satisfy the claims against the Company and its shareholders.

Preferred Shares

        The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate.

        The Board of Trustees is empowered by the Company's Declaration of Trust to designate and issue from time to time one or more series of Preferred Shares without shareholder approval. The Board of Trustees may determine the relative rights, preferences and privileges of each series of Preferred Shares so issued. Because the Board of Trustees has the power to establish the preferences and rights of each series of Preferred Shares, it may afford the holders of any series of Preferred Shares preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Shares. The Preferred Shares will, when issued, be fully paid and nonassessable.

        The Company currently has outstanding 6,120,000 Series A Preferred Shares (liquidation preference $25.00 per share), 5,000,000 depositary shares representing a 1/10 fractional interest in 500,000 Series B Preferred Shares (liquidation preference $250.00 per share, equivalent to $25.00 per depositary share), 4,600,000 depositary shares representing a 1/10 fractional interest in 460,000 Series C Preferred Shares (liquidation preference $250.00 per share, equivalent to $25.00 per depositary share), 7,000,000 depositary shares representing a 1/10 fractional interest in 700,000 Series D Preferred Shares (liquidation preference $250.00 per share, equivalent to $25.00 per depositary share), 3,998,500 Series E Preferred Shares (liquidation preference $25.00 per share), 2,300,000 Series F Preferred Shares (liquidation preference $25.00 per share) and 12,650,000 depositary shares representing a 1/10 fractional interest in 1,265,000 Series G Preferred Shares (liquidation preference $250.00 per share, equivalent to $25.00 per depositary share) that are listed on the New York Stock Exchange under the symbols "EQR-PrA," "EQR-PrB," "EQR-PrC," "EQR-PrD," "EQR-PrE," "EQR-PrF," and "EQR-PrG," respectively. Distributions on the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series F Preferred Shares and the Series G Preferred Shares are cumulative from the date of original issue and payable quarterly on or about the fifteenth day of January, April, July and October of each year, at the rate of 9 3/8%, 9 1/8%, 9 1/8%, 8.60%, 9.65% and 7 1/4%, respectively, of the liquidation preference per annum of such shares. Distributions on the Series E Preferred Shares are cumulative from the date of original issue and payable quarterly on the first day of January, April, July and October of each year, at the rate of 7.0% of the liquidation preference per annum of such shares.

        The Series A Preferred Shares are not redeemable prior to June 1, 2000. On or after June 1, 2000, the Series A Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid distributions, if any, thereon. The Series B Preferred Shares are not redeemable prior to October 15, 2005. On or after October 15, 2005, the Series B Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus accrued and unpaid distributions, if any, thereon. The Series C Preferred Shares are not redeemable prior to September 9, 2006. On or after September 9, 2006, the Series C Preferred Shares may be redeemed for a cash at the option of the Company in whole or in part, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus accrued and unpaid distributions, if any, thereon. The Series D Preferred Shares are not redeemable prior to July 15, 2007. On or after July 15, 2007, the Series D Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus accumulated unpaid distributions, if any, thereon. Each Series E Preferred Share is convertible at the option of the holder thereof at any time into Common Shares of the Company, at a conversion price of $44.93 per Common Share (equivalent to a conversion rate of approximately .5564 Common Share for each Series E Preferred Share), subject to adjustments under certain conditions. The Series E Preferred Shares are not redeemable prior to November 1, 1998. On or after November 1, 1998, the Series E Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, initially at $25.875 per share and thereafter at prices declining to $25.00 per share on and after November 1, 2003, plus in each case accrued and unpaid distributions, if any, to the redemption date. The Series F Preferred Shares are not redeemable prior to August 24, 2000. On or after August 24, 2000, the Series F Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid distributions, if any, thereon. Depositary shares representing the Series G Preferred Shares are convertible at any time at the option of the holders into Common Shares at a conversion price of $58.58 per Common Share (equivalent to a conversion rate of .4268 Common Share for each depositary share), subject to adjustment in certain circumstances. The depositary shares representing the Series G Preferred Shares are not redeemable prior to September 15, 2002. On and after September 15, 2002, the Series G Preferred Shares may be redeemed at the option of the Company, initially at $25.90625 per depositary share and thereafter at prices declining to $25.00 per depositary share on or after September 15, 2007. With the exception of the Series G Preferred Shares, the redemption price of such Preferred Shares (other than the portion thereof consisting of accrued and unpaid distributions) is payable solely out of the sale proceeds of other shares of beneficial interest of the Company which may include other series of Preferred Shares. The Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and the Series G Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption and, with the exception of the Series E Preferred Shares and the Series G Preferred Shares, are not convertible into any other securities of the Company. However, the Company may redeem Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares or the Series G Preferred Shares in certain circumstances relating to maintenance of its status as a REIT for federal income tax purposes. See "—Redemption" and "—Restrictions on Transfer" below. The other terms of the Preferred Shares are described generally below.

        The Prospectus Supplement relating to any Preferred Shares offered thereby will contain the specific terms thereof, including, without limitation:

        (1)   The title and stated value of such Preferred Shares;

        (2)   The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

        (3)   The distribution rate(s), period(s) and /or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

        (4)   The date from which distributions on such Preferred Shares shall accumulate, if applicable;

        (5)   The procedures for any auction and remarketing, if any, for such Preferred Shares;

        (6)   The provision for a sinking fund, if any, for such Preferred Shares;

        (7)   The provision for redemption, if applicable, of such Preferred Shares;

        (8)   Any listing of such Preferred Shares on any securities exchange;

        (9)   The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Company, including the conversion price (or manner of calculation thereof);

        (10) Whether interests in such Preferred Shares will be represented by Depositary Shares;

        (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

        (12) A discussion of all material federal income tax considerations, if any, applicable to such Preferred Shares that are not discussed in this Prospectus;

        (13) The relative ranking and preferences of such Preferred Shares as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

        (14) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

        (15) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

        Rank.    Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Shares of the Company, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Shares. The term "equity securities" does not include convertible debt securities.

        Distributions.    Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board of Trustees of the Company, out of assets of the Company legally available for payment, cash distributions (or distributions in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such distribution shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Trustees of the Company.

        Distributions on any series of Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of the Company fails to declare a distribution payable on a distribution payment date on any series of the Preferred Shares for which distributions are non-cumulative, then the holders of such series of the Preferred Shares will have no right to receive a distribution in respect of the distribution period ending on such distribution payment date, and the Company will have no obligation to pay the distribution accrued for such period, whether or not distributions on such series are declared payable on any future distribution payment date.

        Unless otherwise specified in the Prospectus Supplement, if any Preferred Shares of any series are outstanding, no full distributions shall be declared or paid or set apart for payment on any shares of beneficial interest of the Company of any other series ranking, as to distributions, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past distribution periods and the then current distribution period or (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions for the then current distribution period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to distributions with the Preferred Shares of such series, all distributions declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to distributions with such Preferred Shares shall be declared pro rata so that the amount of distributions declared per share of Preferred Shares of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued distributions per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Shares do not have a cumulative distribution) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Preferred Shares of such series which may be in arrears.

        Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, and (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment, for the then current distribution period, no distributions (other than in Common Shares or other shares of beneficial interest ranking junior to the Preferred Shares of such series as to distributions and upon liquidation) shall be declared or paid or set aside for payment or other distribution upon the Common Shares, or any other shares of beneficial interest of the Company ranking junior to or on a parity with the Preferred Shares of such series as to distributions or upon liquidation, nor shall any Common Shares, or any other shares of beneficial interest of the Company ranking junior to or on a parity with the Preferred Shares of such series as to distributions or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other shares of beneficial interest of the Company ranking junior to the Preferred Shares of such series as to distributions and upon liquidation).

        If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Preferred Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Preferred Shares for the year and the denominator of which shall be the Total Dividends.

        Redemption.    If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

        The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid distributions thereon (which shall not, if such Preferred Shares do not have a cumulative distribution, include any accumulation in respect of unpaid distributions for prior distribution periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of shares of beneficial interest of the Company, the terms of such Preferred Shares may provide that, if no such shares of beneficial interest shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable shares of beneficial interest of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

        Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on all Preferred Shares of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the current distribution period and (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no Preferred Shares of any series shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series. In addition, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on all outstanding shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distributions periods and the then current distribution period, and (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for shares of beneficial interest of the Company ranking junior to the Preferred Shares of such series as to distributions and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to assist in maintaining the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

        If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

        Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number and series of Preferred Shares to be redeemed; (iii) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price; (iv) that distributions on the shares to be redeemed will cease to accrue on such redemption date; and (v) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all of the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

        Liquidation Preference.    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of shares of beneficial interest of the Company ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Shares do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares beneficial interest of the Company ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of shares of beneficial interest shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

        If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Company shall be distributed among the holders of any other classes or series of shares of beneficial interest ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

        Voting Rights.    Holders of Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

        Whenever distributions on any Preferred Shares shall be in arrears for six or more quarterly periods, the holders of such Preferred Shares (voting separately as a class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Shares so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Shares has a cumulative distribution, all distributions accumulated on such series of Preferred Shares for the past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares do not have a cumulative distribution, four consecutive quarterly distributions shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees of the Company will be increased by two Trustees.

        Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking prior to such series of Preferred Shares with respect to the payment of distributions or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of beneficial interest of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Declaration of Trust or the Articles Supplementary for such series of Preferred Shares, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares and provided further that (x) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

        The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Shares of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

        Conversion Rights.    The terms and conditions, if any, upon which any series of Preferred Shares is convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Shares.

        Registrar and Transfer Agent.    The registrar and transfer agent for the Preferred Shares will be set forth in the applicable Prospectus Supplement.

Common Shares

        All Common Shares offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares of beneficial interest and to the provisions of the Company's Declaration of Trust regarding excess shares (as defined herein), holders of Common Shares are entitled to receive distributions if, as and when authorized and declared by the Board of Trustees out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. The Company currently pays regular quarterly distributions.

        Subject to the provisions of the Company's Declaration of Trust regarding excess shares, each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees, and, except as otherwise required by law or except as provided with respect to any other class or series of shares of beneficial interest, the holders of such Common Shares will possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any Trustees.

        Holders of Common Shares have no conversion, sinking fund, redemption or preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Company's Declaration of Trust regarding excess shares, Common Shares have equal distribution, liquidation and other rights, and have no preference, exchange or, except as expressly required by the Maryland REIT law, appraisal rights.

        Pursuant to the Maryland REIT law, a REIT generally cannot dissolve, amend its declaration of trust or merge, unless approved by the affirmative vote or written consent of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the REIT's declaration of trust. The Company's Declaration of Trust provides that a dissolution or merger, and amendments to the Declaration of Trust in connection with such transactions, may be approved by the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon. A declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Code or the Maryland REIT law without the affirmative vote or written consent of the shareholders. The Company's Declaration of Trust permits such action by the Board of Trustees.

        The registrar and transfer agent for the Common Shares is Boston EquiServe Limited Partnership, an affiliate of BankBoston, N.A.

Restrictions on Ownership and Transfer

        For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year. A REIT's shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made). To facilitate maintenance of its qualification as a REIT for federal income tax purposes, the Company generally will prohibit ownership, directly or by virtue of the attribution provisions of the Code, by any single shareholder of more than 5% of the issued and outstanding Common Shares and generally will prohibit ownership, directly or by virtue of the attribution provisions of the Code, by any single shareholder of more than 5% of the issued and outstanding shares of any class or series of the Company's Preferred Shares (collectively, the "Ownership Limit").

        Because the Board of Trustees believes it is desirable for the Company to qualify as a REIT, the Declaration of Trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than the Ownership Limit. Certain beneficial owners of the Zell Holders (i.e., beneficiaries of trusts established for the benefit of Mr. Zell and his family and the family of Mr. Robert Lurie, a deceased partner of Mr. Zell) and EPMC, together with the Starwood Original Owners and Mr. Goldberg (through their potential ownership of Common Shares) together constitute five individuals for purposes of this test and, under the Internal Revenue Service's (the "Service") rules applicable to determining percentages of ownership, are deemed to own approximately 4.8% of the value of the outstanding shares of beneficial interest of the Company. The ownership attribution rules under the Code are complex and may cause Common Shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 5% of the Common Shares (or the acquisition of an interest in an entity that owns, actually or constructively, Common Shares) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 5% of the outstanding Common Shares and thus subject such Common Shares to the Ownership Limit. The Board of Trustees may in its reasonable discretion grant an exemption from the Ownership Limit with respect to one or more persons who would not be treated as "individuals" for purposes of the Code if it is satisfied, based upon the advice of counsel or a ruling from the Service, that such ownership will not cause a person who is an individual to be treated as owning Common Shares in excess of the Ownership Limit, applying the applicable constructive ownership rules, and will not otherwise jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Trustees may require undertakings or representations from the applicant with respect to preserving the REIT status of the Company. Under certain circumstances, the Board of Trustees may, in its sole and absolute discretion, grant an exemption for individuals to acquire Preferred Shares in excess of the Ownership Limit, provided that certain conditions are met and any representations and undertakings that may be required by the Board of Trustees are made. The Company's Declaration of Trust also exempts from the Ownership Limit certain of the beneficial owners of the Original Owners and EPMC, who would exceed the Ownership Limit as a result of the exchange of the OP Units for Common Shares, which OP Units were received by them at the time of the formation of EQR. These persons may also acquire additional shares of beneficial interest through the Company's Option and Award Plan, but in no event will such persons be entitled to acquire additional shares such that the five largest beneficial owners of the Company's shares of beneficial interest hold more than 50% in number or value of the total outstanding shares of beneficial interest.

        The Board of Trustees of the Company will have the authority to increase the Ownership Limit from time to time, but will not have the authority to do so to the extent that after a giving effect to such increase, five beneficial owners of Common Shares could beneficially own in the aggregate more than 49.5% of the outstanding Common Shares.

        The Declaration of Trust further prohibits (a) any person from actually or constructively owning shares of beneficial interest of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT and (b) any person from transferring shares of beneficial interest of the Company if such transfer would result in shares of beneficial interest of the Company being owned by fewer than 100 persons.

        Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of beneficial interest of the Company that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT.

        If any purported transfer of shares of beneficial interest of the Company or any other event would otherwise result in any person violating the Ownership Limit or the other restrictions in the Declaration of Trust, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the "Prohibited Transferee") as to that number of shares that exceeds the Ownership Limit (referred to as "excess shares") and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the Declaration of Trust) prior to the date of such violating transfer. Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by the Company that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. If the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit, then the Declaration of Trust provides that the transfer of the excess shares will be void.

        In addition, shares of beneficial interest of the Company held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market value at the time of such devise or gift) and (ii) the market value of such shares on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the trustee has sold the shares of beneficial interest held in the trust. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

        The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

        All certificates representing shares of beneficial interest shall bear a legend referring to the restrictions described above.

        All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage between 1/2 of 1% and 5% as provided in the rules and regulations promulgated under the Code) of the lesser of the number or value of the outstanding shares of beneficial interest of the Company must give a written notice to the Company by January 31 of each year. In addition, each shareholder will, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares of beneficial interest as the Board of Trustees deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

        These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of Common Shares might receive a premium for their Common Shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

DESCRIPTION OF DEPOSITARY SHARES

General

        The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Shares, as specified in the applicable Prospectus Supplement. Preferred Shares of each series represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Share Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Shares represented by such Depositary Shares (including distribution, voting, conversion, redemption and liquidation rights).

        The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Shares by the Company to the Preferred Share Depositary, the Company will cause the Preferred Share Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the following summary of the form thereof filed as an exhibit to the Registration Statement of which this Prospectus is a part is qualified in its entirety by reference thereto.

Distributions

        The Preferred Share Depositary will distribute all cash distributions received in respect of the Preferred Shares to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Share Depositary.

        In the event of a distribution other than in cash, the Preferred Share Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Share Depositary, unless the Preferred Share Depositary determines that it is not feasible to make such distribution, in which case the Preferred Share Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

        No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Shares converted into excess shares.

Withdrawal of Shares

        Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Share Depositary (unless the related Depositary Shares have previously been called for redemption or converted into excess shares), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional Preferred Shares and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Shares on the basis of the proportion of the Preferred Shares represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Shares will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of Preferred Shares to be withdrawn, the Preferred Share Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

Redemption of Depositary Shares

        Whenever the Company redeems Preferred Shares held by the Preferred Share Depositary, the Preferred Share Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Shares so redeemed, provided the Company shall have paid in full to the Preferred Share Depositary the redemption price of the Preferred Shares to be redeemed plus an amount equal to any accrued and unpaid distributions thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Shares. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that will not result in the issuance of any excess shares.

        From and after the date fixed for redemption, all distributions in respect of the Preferred Shares so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any monies payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Share Depositary.

Voting of the Preferred Shares

        Upon receipt of notice of any meeting at which the holders of the Preferred Shares are entitled to vote, the Preferred Share Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Shares) will be entitled to instruct the Preferred Share Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder's Depositary Shares. The Preferred Share Depositary will vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Share Depositary in order to enable the Preferred Share Depositary to do so. The Preferred Share Depositary will abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Share Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Share Depositary.

Liquidation Preference

        In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

Conversion of Preferred Shares

        The Depositary Shares, as such, are not convertible into Common Shares or any other securities or property of the Company, except in connection with certain conversions in connection with the preservation of the Company's status as a REIT. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Share Depositary with written instructions to the Preferred Share Depositary to instruct the Company to cause conversion of the Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipts into whole Common Shares, other Preferred Shares (including excess shares) of the Company or other shares of beneficial interest, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional Common Shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Shares on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

        The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Share Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Shares will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Shares and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

        The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Share Depositary if (i) such termination is necessary to assist in maintaining the Company's status as a REIT or (ii) a majority of each series of Preferred Shares affected by such termination consents to such termination, whereupon the Preferred Share Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Shares as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Share Depositary with respect to such Depositary Receipts. The Company has agreed that if the Deposit Agreement is terminated to assist in maintaining the Company's status as a REIT, then, if the Depositary Shares are listed on a national securities exchange, the Company will use its best efforts to list the Preferred Shares issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Shares or (iii) each share of the related

Preferred Shares shall have been converted into shares of beneficial interest of the Company not so represented by Depositary Shares.

Charges of Preferred Share Depositary

        The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Share Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay certain other transfer and other taxes and governmental charges as well as the fees and expenses of the Preferred Share Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

        The Preferred Share Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Share Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Share Depositary. A successor Preferred Share Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

        The Preferred Share Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Share Depositary with respect to the related Preferred Shares.

        Neither the Preferred Share Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Share Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Shares represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Share Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Share Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

        In the event the Preferred Share Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Share Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED SHARE DISTRIBUTIONS

        The following table sets forth the Company's ratios of earnings to combined fixed charges and preferred share distributions for the periods shown.

For the Years Ended December 31,
1997	1996	1995	1994	1993
1.64	1.59	1.54	2.18	1.25

        Ratio of earnings to combined fixed charges and preferred share distributions represents the ratio of income before gain on disposition of properties, extraordinary items and allocation to minority interests plus fixed charges (principally interest expense incurred) to fixed charges and preferred share distributions.

The reorganization and recapitalization of the Company effected in connection with the EQR IPO in 1993 permitted the Company to significantly deleverage the Properties resulting in an improved ratio of earnings to combined fixed charges and preferred share distributions for periods subsequent to the EQR IPO.

FEDERAL INCOME TAX CONSIDERATIONS

General

        The following discussion summarizes all the federal income tax considerations anticipated to be material to a holder of Common Shares. The applicable Prospectus Supplement will contain information about additional federal income tax considerations, if any, relating to Securities other than Common Shares. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

        EACH PROSPECTIVE PURCHASER OF SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER, IN LIGHT OF HIS OR HER SPECIFIC OR UNIQUE CIRCUMSTANCES, OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

        The Company elected REIT status commencing with its taxable year ended December 31, 1992. In any taxable year in which the Company qualifies as a REIT, it generally will not be subject to federal income tax on that portion of its REIT taxable income or capital gain which it distributes to shareholders. This treatment substantially eliminates the "double taxation" (at both the corporate and shareholder levels) that generally results from the use of corporate investment vehicles. However, the Company will be subject to federal income tax at regular corporate rates upon any of its REIT taxable income or net capital gain which is not distributed to its shareholders. The Company also may be subject to the corporate "alternative minimum tax" on its items of preference. In addition, the Company will be subject to a 4% excise tax if it does not satisfy certain distribution requirements. The Company may also be subject to taxes in certain situations and on certain transactions not presently contemplated.

        If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, the Company's failure to qualify as a REIT would significantly reduce the cash available for distribution by the Company to its shareholders. Unless entitled to relief under the specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

        The Company's qualification and taxation as a REIT depend upon the Company's ability to satisfy on a continuing basis, through actual annual operating and other results, various requirements under the Code, with regard to, among other things, the sources of the Company's gross income, the composition of its assets, the level of its dividends to shareholders, and the diversity of its share ownership. The purpose of these requirements is to allow the tax benefit of REIT status only to companies that primarily own, and primarily derive income from, real estate-related assets and certain other assets which are passive in nature, and that distribute 95% of taxable income (computed without regard to the Company's net capital gain) to shareholders. The Company believes that it has qualified as a REIT for all of its taxable years commencing with its taxable year ended December 31, 1992, and that its current structure and method of operation is such that it will continue to qualify as a REIT.

        Hogan & Hartson L.L.P., special tax counsel to the Company, has provided an opinion to the effect that the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable year ended December 31, 1997, and the Company's current organization and method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and factual representations made by the Company and the Operating Partnership (which for the purposes of the Section include both ERP Operating Limited Partnership and Evans Withycombe Residential, L.P.) relating to the organization, prior and expected operation of the Company (including its predecessors EQR and Wellsford), the Operating Partnership, and all of the various partnerships, limited liability companies and corporate entities in which the Company presently has an ownership interest, or in which the Company (including its predecessors EQR and Wellsford) had an ownership interest in the past. Hogan & Hartson L.L.P. will not review the Company's compliance with these requirements on a continuing basis. No assurance can be given that the actual results of the operations of the Company, the Operating Partnership, and the subsidiary entities, the sources of their gross income, the composition of their assets, the level of the Company's dividends to shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

Taxation of Taxable Domestic Shareholders

        General.    As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders, with respect to their Common Shares out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for shareholders that are corporations. For purposes of determining whether distributions on the Common Shares are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Preferred Shares of the Company and second to the Common Shares. There can be no assurance, however, that the Company will have sufficient earnings and profits to cover distributions on the Preferred Shares.

        Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable domestic shareholders, who are individuals, estates or trusts, as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a domestic shareholder has held his Common Shares.

        On November 10, 1997, the Service issued IRS Notice 97-64, which provides generally that the Company may classify portions of its designated capital gains dividend as (i) a 20% rate gain distribution (which would be taxable to taxable domestic shareholders who are individuals, estates or trusts at a maximum rate of 20%), (ii) an unrecaptured Section 1250 gain distribution (which would be taxable to taxable domestic shareholders who are individuals, estates or trusts at a maximum rate of 25%), or (iii) a 28% rate gain distribution (which would be taxable to taxable domestic shareholders who are individuals, estates or trusts at a maximum rate of 28%). (If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution.) Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Notice 97-64 further provides that designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

        Distributions that are properly designated by the Company as capital gain dividends will be taxable to taxable corporate domestic shareholders as long-term capital gain (to the extent that capital gains dividends do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which such corporate domestic shareholder has held his Common Shares. Such corporate domestic shareholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

        If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Common Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Common Shares for the year and the denominator of which shall be the Total Dividends. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's Common Shares by the amount of such distribution (but not below zero), with distributions in excess of the shareholder's tax basis taxable as capital gains (if the Common Shares are held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

        In general, upon any sale or other disposition of Common Shares, a shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such Common Shares for tax purposes. Such gain or loss will be capital gain or loss if the Common Shares have been held as a capital asset. In the case of a shareholder that is a corporation, such capital gain or loss will be long-term capital gain or loss if such Common Shares have been held for more than one year. Generally, in the case of a taxable domestic shareholder who is an individual or an estate or trust, such capital gain or loss will be taxed (i) at a maximum rate of 20% if such Common Shares have been held for more than 18 months; (ii) at a maximum rate of 28% if such Common Shares have been held for more than one year but not more than 18 months; and (iii) for dispositions occurring after December 31, 2000, at a maximum rate of 18% if the Common Shares have been held for more than five years. The Taxpayer Relief Act of 1997 (the "1997 Act") allows the Service to issue regulations relating to the manner in which the 1997 Act's new capital gain rates will apply to sales of capital assets by "pass-through entities," which include REITs such as the Company, and to sales of interests in "pass-through entities." To date, the Service has not issued such regulations (see discussion of Notice 97-64 above), but if issued, such regulations could affect the taxation of gain and loss realized on the disposition of Common Shares. Shareholders are urged to consult with their own tax advisors with respect to the new rules contained in the 1997 Act.

        In general, any loss recognized by a shareholder upon the sale or other disposition of Common Shares that have been held for six months or less (after applying certain holding period rules) will be treated as long-term capital loss, to the extent of distributions received by such shareholder from the Company which were required to be treated as long-term capital gains. For shareholders who are individuals, trusts and estates, the long-term capital loss will be apportioned among the applicable long-term capital gain groups to the extent that distributions received by such shareholder were previously so treated.

        The Company may elect to require holders of Common Shares to include the Company's undistributed net capital gains in their income. If the Company makes such an election, holders of Common Shares will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of Common Shares will increase the basis in its Common Shares by the difference between the amount of capital gain included in its income and the amount of the tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately.

        Additional Tax Consequences for Holders of Preferred Shares and Depositary Shares. If the Company offers one or more series of Preferred Shares or Depositary Shares, then there may be additional tax consequences for the holders of such Preferred Shares or Depositary Shares. For a discussion of any such additional consequences, see the applicable Prospectus Supplement.

Taxation of Tax-exempt Shareholders

        Most tax-exempt employees' pension trusts are not subject to federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Common Shares with "acquisition indebtedness" within the meaning of the Code and the Common Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the distribution that they receive from such a REIT as UBTI. The Company has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

Taxation of Foreign Shareholders

        The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of Common Shares applicable to Non-U.S. Holders of such Common Shares. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includable in gross income for U.S. federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only.

        Distributions From the Company. 1. Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company or of the Operating Partnership and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Common Shares. In cases where the dividend income from a Non-U.S. Holder's investment in Common Shares is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S.

shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

        2.    Non-Dividend Distributions.    Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Holder to the extent that they do not exceed the adjusted basis of the shareholder's Common Shares, but rather will reduce the adjusted basis of such Common Shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Holder's Common Shares, they will give rise to gain from the sale or exchange of its Common Shares, the tax treatment of which is described below. As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that the Company will be required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% (or a lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the Non-U.S. Holder may seek a refund of such amounts from the Service if it was subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the Non-U.S. Holder's United States tax liability, if any, with respect to the distribution.

        3.    Capital Gain Dividends.    Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-U.S. Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") such as the Properties beneficially owned by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder that is not entitled to treaty exemption. That amount is creditable against the Non-U.S. Holder's U.S. federal income tax liability.

        Although the law is not entirely clear on the matter, it appears that amounts designated by the Company pursuant to the 1997 Act as undistributed capital gains in respect of shares would be treated with respect to Non-U.S. Holders in the manner outlined in the preceding paragraph for actual distributions by the Company of capital gain dividends. Under that approach, the Non-U.S. Holders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on such undistributed capital gains (and to receive from the Service a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual United States federal income tax liability).

        Dispositions of Common Shares.    Unless Common Shares constitute a USRPI, a sale of Common Shares by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The Common Shares will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its Common Shares is held directly or indirectly by Non-U.S. Holders. The Company believes that it has been and anticipates that it will continue to be a domestically controlled REIT, and therefore that the sale of Common Shares will not be subject to taxation under FIRPTA. Because the Common Shares will be publicly traded, however, no assurance can be given the Company will continue to be a domestically controlled REIT. If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of shares of beneficial interest of the Company generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) such shares are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market and (ii) the selling Non-U.S. Holder does not hold more than 5% of the value of the series and class of the Company's outstanding shares being sold, at all times during a specified testing period.

        If gain on the sale of Common Shares were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of Common Shares could be required to withhold 10% of the purchase price and remit such amount to the Service. Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in Common Shares is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Other Tax Considerations

        Recent Legislation. In addition to the provisions discussed above, the 1997 Act contains a number of technical provisions that either (i) reduce the risk that the Company will inadvertently cease to qualify as a REIT or (ii) provide additional flexibility with which the Company can meet the REIT qualification requirements. These provisions are effective for the Company's taxable years commencing on or after January 1, 1998.

        The Management Corps.    A portion of the cash to be used by the Operating Partnership to fund distributions to its partners, including the Company, is expected to come from Equity Residential Properties Management Corp., Equity Residential Properties Management Corp. II, Equity Residential Properties Management Corp. III, Wellsford Holly Management, Inc. and Evans Withycombe Management, Inc. (collectively, the "Management Corps.") through payments of dividends on the non-voting stock of the Management Corps. held by the Operating Partnership. The Management Corps., among other things, own interests in Equity Residential Properties Management Limited Partnership and Equity Residential Properties Management Limited Partnership II, through which the Management Corps. conduct their operations. The Management Corps. pay federal and state income tax at the full applicable corporate rates. The Management Corps. will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that the Management Corps. are required to pay federal, state or local taxes, the cash available for distribution by the Company to shareholders will be reduced accordingly.

        State and Local Taxes.    The Company and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the shares of beneficial interest of the Company.

PLAN OF DISTRIBUTION

        The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

        The Company may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices for cash or assets in transactions that do not constitute a business combination within the meaning of Rule 145 promulgated under the Securities Act. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

        Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

        If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

        Certain of the underwriters and their affiliates may engage in transactions with and perform services for the Company and its Subsidiaries in the ordinary course of business.

EXPERTS

        The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 for the years ended December 31, 1997 and 1996; the consolidated financial statements of EWR and its subsidiaries appearing in the Current Report of the Company on Form 8-K, dated September 10, 1997; the consolidated financial statements of Wellsford and its subsidiaries incorporated by reference in the Company's Joint Proxy Statement/Prospectus dated April 25, 1997; and the Statements of Revenue and Certain Expenses of certain properties acquired or expected to be acquired, appearing in the Current Reports of the Company on Forms 8-K or 8-K/A dated May 20, 1997, August 15, 1997, September 17, 1997 and October 9, 1997; have all been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of the Company and its subsidiaries appearing in the Company's Annual Report (on Form 10-K for the year ended December 31, 1997), for the year ended December 31, 1995 incorporated herein by reference have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in this Registration Statement in reliance upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The legality of the Securities offered hereby will be passed upon for the Company by Rosenberg & Liebentritt, P.C., Chicago, Illinois. Rosenberg & Liebentritt, P.C. will rely on Hogan & Hartson L.L.P., Washington, D.C., as to certain matters of Maryland law. Certain federal income tax matters described under "Federal Income Tax Considerations" will be passed on for the Company by Hogan & Hartson L.L.P. With respect to any underwritten offering of Securities, certain legal matters will be passed upon for the underwriters by Hogan & Hartson L.L.P. Hogan & Hartson L.L.P. from time to time provides services to the Company and other entities controlled by Mr. Zell.

        Sheli Z. Rosenberg, a trustee of the Company, was a principal in the law firm of Rosenberg & Liebentritt, P.C. until September 1997. The Company incurred legal fees to Rosenberg & Liebentritt, P.C. of approximately $1.3 million in 1997. Attorneys of Rosenberg & Liebentritt, P.C. beneficially own less than 1% of the outstanding Common Shares, either directly or upon the exercise of options.

4,000,000 Shares

EQUITY RESIDENTIAL

Depositary Shares
Each Representing 1/10 of a    % Series N
Cumulative Redeemable Preferred Share
(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
Citigroup
Morgan Stanley
Wachovia Securities
Bear, Stearns & Co. Inc.
KeyBanc Capital Markets
Prudential Securities
Raymond James
Wells Fargo Securities, LLC

May , 2003

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TABLE OF CONTENTS Prospectus Supplement
PROSPECTUS SUPPLEMENT SUMMARY
Equity Residential
Business Objectives and Operating Strategies
Recent Developments
The Offering
RISK FACTORS
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS
CAPITALIZATION
THE COMPANY
RECENT DEVELOPMENTS
DESCRIPTION OF SERIES N PREFERRED SHARES AND DEPOSITARY SHARES
ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
THE COMPANY
USE OF PROCEEDS
DESCRIPTION OF SHARES OF BENEFICIAL INTEREST
DESCRIPTION OF DEPOSITARY SHARES
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS